Steinhoff
International Holdings Ltd

RECEIVED
2007 JUL 16 P 12:53

07025252

SUPPL

19 June 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

**STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772**

Enclosed please find copies of public announcements in respect of :

1. Unitrans Circular (23 March 2007);
2. Unitrans – Result of General Meeting (13 April 2007);
3. Unitrans – Confirmation of Grant of Share Rights (26 April 2007);
4. Unitrans – Confirmation of Grant of Share Rights (30 April 2007);
5. Steinhoff/Unitrans – In specie distribution by Unitrans (28 May 2007); and
6. Dealing in securities by directors (18 June 2007)

made through the news service of the JSE Limited for your records.

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

Trusting that you find the above in order.

Yours faithfully

**STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES**

28, 6TH STREET, WYNBERG, SANDTON, 2090, RSA. P.O. BOX 1955, BRAMLEY, 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135.

SHF

SHF

SHF - Steinhoff International Holdings Limited - Dealing in securities by directors

STEINHOFF INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)

(Registration Number 1998/003951/06)

("Steinhoff")

Share Code: SHF ISIN: ZAE000016176

DEALING IN SECURITIES BY DIRECTORS

COMPANY	: Steinhoff International Holdings Ltd
NAME OF DIRECTOR	: Johannes Nicolaas Stephanus du Plessis
STATUS(Executive/Non-Executive)	: Alternate Director
TYPE OF SECURITIES	: Single stock futures
DATE OF TRANSACTION	: 15 June 2007
CENTS PER SHARE	: 2200
NUMBER OF SECURITIES TRANSACTED	: 2500 Contracts representing 250 000 ordinary shares
TOTAL RAND VALUE OF SECURITIES	: 5 500 000.00
CLASS OF SECURITIES	: Single stock futures
NATURE OF TRANSACTION	: Purchase
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	: Indirect, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	: Yes
DATE OF CONFIRMATION	: 14 June 2007
COMPANY	: Steinhoff International Holdings Ltd
NAME OF DIRECTOR	: Hendrik Johan Karel Ferreira
STATUS(Executive/Non-Executive)	: Alternate Director
TYPE OF SECURITIES	: Single stock futures
DATE OF TRANSACTION	: 15 June 2007
CENTS PER SHARE	: 2200
NUMBER OF SECURITIES TRANSACTED	: 15 000 Contracts representing 1 500 000 ordinary shares
TOTAL RAND VALUE OF SECURITIES	: 33 000 000.00
CLASS OF SECURITIES	: Single stock futures
NATURE OF TRANSACTION	: Purchase
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	: Indirect, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	: Yes

DATE OF CONFIRMATION : 14 June 2007
COMPANY : Steinhoff
International
Holdings Ltd
NAME OF DIRECTOR : Stephanus Johannes
Grobler
STATUS(Executive/Non- : Alternate Director
Executive) and Company Secretary
TYPE OF SECURITIES : Single stock futures
DATE OF TRANSACTION : 15 June 2007
CENTS PER SHARE : 2200
: 15 000 Contracts
NUMBER OF SECURITIES representing 1 500
TRANSACTED 000 ordinary shares
TOTAL RAND VALUE OF SECURITIES : 33 000 000.00
CLASS OF SECURITIES : Single stock futures
NATURE OF TRANSACTION : Purchase
NATURE AND EXTENT OF : Indirect, beneficial
DIRECTOR`S INTEREST IN THE
TRANSACTION
CONFIRMATION THAT CLEARANCE : Yes
HAS BEEN GIVEN IN TERMS OF
PARAGRAPH 3.66
DATE OF CONFIRMATION : 14 June 2007
COMPANY : Steinhoff
International
Holdings Ltd
NAME OF DIRECTOR : Karel Johan Grove
STATUS(Executive/Non- : Executive
Executive)
TYPE OF SECURITIES : Single stock futures
DATE OF TRANSACTION : 15 June 2007
CENTS PER SHARE : 2200
: 15 000 Contracts
NUMBER OF SECURITIES representing 1 500
TRANSACTED 000 ordinary shares
TOTAL RAND VALUE OF SECURITIES : 33 000 000.00
CLASS OF SECURITIES : Single stock futures
NATURE OF TRANSACTION : Purchase
NATURE AND EXTENT OF : Indirect, beneficial
DIRECTOR`S INTEREST IN THE
TRANSACTION
CONFIRMATION THAT CLEARANCE : Yes
HAS BEEN GIVEN IN TERMS OF
PARAGRAPH 3.66
DATE OF CONFIRMATION : 14 June 2007
COMPANY : Steinhoff
International
Holdings Ltd
NAME OF DIRECTOR : Markus Johannes
Jooste
STATUS(Executive/Non- : Chief Executive
Executive) Officer
TYPE OF SECURITIES : Single stock futures
DATE OF TRANSACTION : 15 June 2007
CENTS PER SHARE : 2200
NUMBER OF SECURITIES : 120 754 Contracts
TRANSACTED representing 12 075
400 ordinary shares

TOTAL RAND VALUE OF SECURITIES : 265 658 800.00
CLASS OF SECURITIES : Single stock futures
NATURE OF TRANSACTION : Purchase
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Indirect, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 14 June 2007
COMPANY : Steinhoff International Holdings Ltd
NAME OF DIRECTOR : Frederik Johannes Nel
STATUS(Executive/Non-Executive) : Financial Director
TYPE OF SECURITIES : Single stock futures
DATE OF TRANSACTION : 15 June 2007
CENTS PER SHARE : 2200
: 15 000 Contracts
NUMBER OF SECURITIES TRANSACTED representing 1 500 000 ordinary shares
: 33 000 000.00
TOTAL RAND VALUE OF SECURITIES
CLASS OF SECURITIES : Single stock futures
NATURE OF TRANSACTION : Purchase
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Indirect, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 14 June 2007
COMPANY : Steinhoff Africa Holdings (Pty) Ltd
NAME OF DIRECTOR : Hein Odendaal
STATUS(Executive/Non-Executive) : Executive
TYPE OF SECURITIES : Single stock futures
DATE OF TRANSACTION : 15 June 2007
CENTS PER SHARE : 2200
NUMBER OF SECURITIES TRANSACTED : 10 000 Contracts representing 1 000 000 ordinary shares
TOTAL RAND VALUE OF SECURITIES : 22 000 000.00
CLASS OF SECURITIES : Single stock futures
NATURE OF TRANSACTION : Purchase
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Indirect, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 14 June 2007
COMPANY : Steinhoff International Holdings Ltd
NAME OF DIRECTOR : Daniel Maree van der Merwe

STATUS(Executive/Non-Executive) : Executive
TYPE OF SECURITIES : Single stock futures
DATE OF TRANSACTION : 15 June 2007
CENTS PER SHARE : 2200
NUMBER OF SECURITIES TRANSACTED : 20 000 Contracts representing 2 000 000 ordinary shares
TOTAL RAND VALUE OF SECURITIES : 44 000 000.00
CLASS OF SECURITIES : Single stock futures
NATURE OF TRANSACTION : Purchase
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Indirect, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 14 June 2007
COMPANY : Steinhoff International Holdings Ltd
NAME OF DIRECTOR : Bruno Ewald Steinhoff
STATUS(Executive/Non-Executive) : Chairman
TYPE OF SECURITIES : Ordinary shares
DATE OF TRANSACTION : 15 June 2007
CENTS PER SHARE : 2246,16
NUMBER OF SECURITIES TRANSACTED : 850 000
TOTAL RAND VALUE OF SECURITIES : 19 092 360.00
CLASS OF SECURITIES : Ordinary shares
NATURE OF TRANSACTION : Purchase
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Indirect, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 14 June 2007
18 June 2007
Date: 18/06/2007 16:56:51 Produced by the JSE SENS Department.

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SHF/UTR - Steinhoff/Unitrans - In Specie Distribut 28 May 2007

SHF UTR
SHF UTR
SHF/UTR - Steinhoff/Unitrans - In Specie Distribution by Unitrans and the Ultimate Share Exchange

Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share code: SHF ISIN: ZAE000016176
("Steinhoff")

Unitrans Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1967/003403/06)
Share code: UTR ISIN: ZAE000007670
("Unitrans" or "the company")
(in voluntary liquidation)

IN SPECIE DISTRIBUTION BY UNITRANS OF THE UNITRANS LOAN ACCOUNT CLAIM AND THE ULTIMATE SHARE EXCHANGE

Shareholders are referred to the circular to Unitrans shareholders dated 22 March 2007 and the joint announcements dated 23 March 2007 and 7 May 2007 respectively, wherein details of the disposal by Unitrans of its entire business as a going concern to a subsidiary of Steinhoff ("the disposal") and ancillary transactions were set out.

In anticipation of the ultimate share exchange as set out in the abovementioned circular, the JSE Limited ("JSE") has approved the listing of a further 8 531 528 ordinary shares in the share capital of Steinhoff with effect from the commencement of trade on Monday, 28 May 2007 in finalisation of the disposal.

Unitrans shareholders are advised that the record date for the in specie distribution of the Unitrans loan account claim was 25 May 2007. The Unitrans shareholders who participated in the ultimate share exchange will have been deemed to have ceded their Unitrans loan account claim in exchange for Steinhoff shares on the basis of receiving 2 Steinhoff shares for every Unitrans share held.

For record purposes Unitrans shareholders are advised that the value of the loan account so distributed amounted to 5002.89 cents per share. This distribution per share comprises a capital distribution of 1478.61 cents and a dividend of 3524.28 cents.

Unitrans shareholders are reminded that Unitrans was placed in voluntary liquidation on 11 May 2007 and its listing was suspended with effect from Monday, 21 May 2007. The listing will be terminated from commencement of trade on Tuesday, 29 May 2007.

Johannesburg
28 May 2007

Corporate adviser and sponsor
PSG Capital

Date: 28/05/2007 15:01:01 Produced by the JSE SENS Department.

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UTR/SHF - Unitrans/Steinhoff - Circular Posted 23 Mar 2007

SHF UTR
SHF UTR
UTR/SHF - Unitrans/Steinhoff - Circular Posted, Salient Dates and Amended Financial Effects
UNITRANS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1967/003403/06)
Share code: UTR & ISIN: ZAE000007670
("Unitrans" or "the company")
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share code: SHF & ISIN: ZAE000016176
("Steinhoff")
Circular Posted, Salient Dates and Amended Financial Effects
1. Introduction
1.1 In an announcement on SENS and in the press on 21 February 2007, Unitrans shareholders were advised that the company had received an offer from Steinhoff for the acquisition of the business of Unitrans, as a going concern, through a wholly-owned subsidiary of Steinhoff ("Steinhoff Newco") ("the disposal").
1.2 A circular to Unitrans shareholders containing details of the disposal and ancillary transactions as set out in paragraph 2 below (collectively "the transaction") and notice of a general meeting for the approval thereof, convened for Friday, 13 April 2007 at 08:00, was posted yesterday.
1.3 The net effect of the transaction is that Unitrans shareholders, other than Steinhoff, will ultimately receive Steinhoff shares. Steinhoff currently holds 60,76% of the issued share capital of Unitrans. Details of the transaction are set out hereunder.
2. The transaction
2.1 Steinhoff and Unitrans have reached agreement, subject to the fulfillment of the conditions precedent, in terms of which:
2.1.1 Unitrans will dispose of the Unitrans business as a going concern to Steinhoff Newco, by means of a disposal in terms of section 228 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act");
2.1.2 Unitrans shareholders may elect to exchange their Unitrans shares for Steinhoff shares, in terms of an initial share exchange offer and subject to the disposal being approved, in the ratio of 2 Steinhoff shares for every Unitrans share held on Friday, 4 May 2007 ("the initial share exchange offer"). Unitrans shareholders who fail or decline to exchange their Unitrans shares in respect of the initial share exchange offer will receive Steinhoff shares pursuant to an ultimate share exchange (as set out in paragraph 2.1.5 below);
2.1.3 Steinhoff Newco will, as purchase consideration for the Unitrans business, credit the books of account of Steinhoff Newco with a loan account claim in favour of Unitrans of R4 471 959 314, which amount will be reduced by liabilities assumed by Steinhoff Newco in terms of a disposal agreement ("the Unitrans loan account claim"). The amount of the Unitrans loan account claim was determined on the basis of Unitrans` market capitalization based on its 30-day volume weighted average price up to and including 6 February 2007, being the date immediately preceding the date on which the independent directors of Unitrans, in principle,

accepted the transaction;

2.1.4 Unitrans will, by way of a distribution in terms of section 90 of the Companies Act, distribute the Unitrans loan account claim to Unitrans shareholders who are recorded in the register as Unitrans shareholders on Friday, 25 May 2007, pro rata to their Unitrans shareholdings ("the distribution"); and

2.1.5 Unitrans shareholders (other than Steinhoff) recorded in the register as Unitrans shareholders on Friday, 25 May 2007 will, immediately after the distribution, be deemed to have ceded their Unitrans loan account claims to Steinhoff, in accordance with the terms and conditions forming part of the Unitrans loan account claim, in exchange for Steinhoff shares on the basis of a Unitrans minority shareholder receiving 2 Steinhoff shares for every Unitrans share held on Friday, 25 May 2007 ("the ultimate share exchange").

2.2 Each of the components of the transaction (i.e. the initial share exchange offer, the disposal, the distribution and the ultimate share exchange) form part of one indivisible transaction.

2.3 Subject to the fulfillment of the conditions precedent and implementation of the distribution, Unitrans will own no assets and, in terms of the Listings Requirements, will not be eligible for continued listing. Therefore, the JSE has agreed to suspend the listing of Unitrans from commencement of trade on Monday, 21 May 2007 and to terminate the listing of Unitrans from the commencement of trade on Tuesday, 29 May 2007.

2.4 Subject to the passing (and registration by the Registrar of Companies, where required), of the resolutions which are to be proposed at the general meeting, Unitrans will be wound up in terms of sections 349 and 350 of the Companies Act by way of a members` voluntary winding up. The winding up will commence on the date of registration of the relevant special resolution, whereafter a liquidator will be appointed to continue with the winding up process, which is expected to be completed in approximately 12 months. During this period, all costs will be borne by Steinhoff Newco which will have acquired all the assets of Unitrans. There will be no assets or liabilities remaining in Unitrans and accordingly no final liquidation distribution will be made to Unitrans shareholders.

3. Financial effects of the transaction on a Unitrans shareholder

3.1 The pro forma financial effects set out below are the responsibility of the directors of Unitrans and are pro forma only.

3.2 The unaudited pro forma financial effects have been prepared for illustrative purposes in order to assist shareholders of Unitrans to assess the effects of the transaction. Based on the assumption that the transaction:

3.2.1 for purposes of the earnings and headline earnings per share calculations, had been effective for the calendar year ended 31 December 2006; and

3.2.2 for purposes of net asset value and net asset value adjusted for the elimination of goodwill, had been effective on 31 December 2006,

the effects of the transaction on a Unitrans minority shareholder holding 100 Unitrans shares would have been as follows:

	Before (per 100 Unitrans shares) (R)	After (per 200 Steinhoff shares) (R)	Percentage change (%)
Attributable:			
Market value(1)	4 976.00	5 059.28	1,7

Earnings(2)	434,7	381,3	(12,3)
Headline earnings (2)	457,1	394,4	(13,7)
Net asset value(3)	2 296	2 045	(10,9)
Net asset value adjusted for the elimination of goodwill(3)	2 023	1 636	(19,1)

Notes

(1) The "Before" column reflects Unitrans` 30 day volume weighted average price attributable to 100 Unitrans shares as at 6 February 2007 (the date preceding the date upon which the independent directors of Unitrans accepted, in principle, the transaction). The "After" column reflects the pro forma market value attributable to these shares arrived at on the basis of Steinhoff`s pro forma "After" headline earnings per share, capitalised at its implied price earnings multiple applicable to Steinhoff`s 30 day volume weighted average price attributable to these shares over the same period and Steinhoff`s historically reported headline earnings per share of 173 cents for the year ended 30 June 2006.

(2) The "Before" column reflects the annualised earnings and headline earnings for the calendar year ended 31 December 2006 attributable to 100 Unitrans shares. The "After" column reflects the annualised pro forma earnings and headline earnings of Steinhoff attributable to 200 Steinhoff shares, before the inclusion of transaction costs (including STC), on the assumption that the initial share exchange offer and the ultimate share exchange were in effect throughout the 12 months ended 31 December 2006. The annualised earnings and headline earnings per share referred to in this note have been calculated based on both Unitrans` and Steinhoff`s unaudited interim results for the 6 month period ended 31 December 2006 rolled for a 12 month period by the inclusion of the respective company`s audited results for the year ended 30 June 2006, less the 31 December 2005 unaudited interim results.

(3) The "Before" column represents the net asset value and net asset value adjusted for the elimination of goodwill attributable to 100 Unitrans shares as at 31 December 2006, whereas the "After" column represents the pro forma net asset value of Steinhoff as at that date, adjusted for the initial share exchange offer and the ultimate share exchange, attributable to 200 Steinhoff shares, on the assumption that the transaction became effective on 31 December 2006.

4. salient dates

Salient dates pertinent to the transaction are as follows:

	2007
Circular posted to Unitrans shareholders on	Thursday, 22 March
Proxies to be lodged in respect of the general meeting by 08:00 on	Wednesday, 11 April
General meeting of Unitrans shareholders to be held at 08:00 on	Friday, 13 April
Announcement regarding the results of the general meeting and transaction	Friday, 13 April

unconditional released on SENS on
Announcement regarding the results of Monday, 16 April
the general meeting and transaction
unconditional published in the press
on
Subject to the transaction being
approved at the general meeting:
Last day to trade in Unitrans shares Wednesday, 25 April
to qualify for participation in the
initial share exchange offer
Shares trade "ex" the initial share Thursday, 26 April
exchange offer
Record date for the initial share Friday, 4 May
exchange offer
Forms of acceptance and surrender in Friday, 4 May
respect of shareholders who elect to
accept the initial share exchange
offer to be lodged by 12:00 on
Steinhoff shares issued pursuant to Monday, 7 May
the initial share exchange offer
listed on the JSE at the commencement
of trade on
In respect of certificated Monday, 7 May
shareholders who accept the initial
share exchange offer, Steinhoff share
certificates issued pursuant to the
initial share exchange offer posted
by registered post at the risk of
shareholders on or about
In respect of ematerialized Monday, 7 May
shareholders who accept the initial
share exchange offer, their accounts
at their CSDP or broker updated with
the initial share exchange offer on
Effective date of the disposal Tuesday, 8 May
Lodgement of special resolution in Friday, 11 May
respect of the liquidation of
Unitrans
Last day to trade in Unitrans shares Friday, 18 May
to qualify for participation in the
distribution and ultimate share
exchange
Unitrans listing suspended on the JSE Monday, 21 May
from commencement of trade on
Record date for the distribution and Friday, 25 May
the ultimate share exchange
Steinhoff shares issued pursuant to Monday, 28 May
the ultimate share exchange listed on
the JSE at the commencement of trade
on
In respect of certificated Monday, 28 May
shareholders, Steinhoff share
certificates issued pursuant to the
ultimate share exchange posted by
registered post at the risk of
shareholders on or about
In respect of ematerialized Monday, 28 May
shareholders, their accounts at their
CSDP or broker updated with the

ultimate share exchange on
Unitrans listing terminated on the JSE from commencement of trade on | Tuesday, 29 May

Note

(1) The above dates and times are subject to amendment. Details of any such amendment will be released on SENS and published in the press.

(2) No dematerialisation or rematerialisation of Unitrans shares may take place between Thursday, 26 April 2007 and Friday, 4 May 2007 (both days inclusive), or after Friday, 18 May 2007.

Johannesburg
23 March 2007

Corporate adviser and sponsor	Reporting accountants and auditors
- PSG CAPITAL -	- DELOITTE & TOUCHE -
Legal adviser	Independent adviser
- CLIFFE DEKKER -	- PRICEWATERHOUSECOOPERS Corporate Finance -

Date: 23/03/2007 15:08:01 Produced by the JSE SENS Department.

UTR - Unitrans - Result Of General Meeting 13 Apr 2007

UTR
UTR
UTR - Unitrans - Result Of General Meeting
UNITRANS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1967/003403/06)
Share code: UTR & ISIN: ZAE000007670
("Unitrans" or "the company")
Result Of General Meeting

At a general meeting of shareholders of Unitrans held on Friday, 13 April 2007, the resolutions relating to:

- the disposal by the company of its entire business as a going concern to a wholly-owned subsidiary of Steinhoff International Holdings Limited in terms of section 228 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act") ("the disposal");
- a distribution of the Unitrans loan account claim arising as a result of the disposal, pro rata to the Unitrans shareholdings, to Unitrans shareholders who are registered as Unitrans shareholders on Friday, 25 May 2007;

the termination of the company`s listing on the JSE Limited with effect from Tuesday, 29 May 2007; and

- the voluntary winding-up of the company,

were passed by the requisite majority of shareholders and the transaction, as detailed in the circular to shareholders dated 22 March 2007, is unconditional.

The special resolutions relating to the voluntary winding up of the company will be submitted for registration to the Registrar of Companies in due course.

Johannesburg
13 April 2007
Corporate adviser and sponsor
PSG CAPITAL
Date: 13/04/2007 11:46:47 Produced by the JSE SENS Department.

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UTR - Unitrans Limited - Confirmation of Grant of **26 Apr 2007**

UTR
UTR
UTR - Unitrans Limited - Confirmation of Grant of Share Rights
UNITRANS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1967/003403/06)
Share Code: UTR
ISIN Number: ZAE000007670
("Unitrans" or "the Company")
CONFIRMATION OF GRANT OF SHARE RIGHTS
At the second annual general meeting of shareholders held on 24 November 2006, shareholders approved the entering into of the Unitrans Limited Executive Share Rights Scheme ("the Scheme").
In terms of the Scheme, share rights over ordinary shares of 10 cents each in Unitrans were granted to the following executive directors on 14 December 2006:

Executive Director	No. of Unitrans Shares over which rights granted
N Boshoff	73 295
P J Dieperink	116 584
K J Grove	180 000
S M Keys	87 657

Pursuant to the lifting of the cautionary announcement which was in place at the time of these grants, confirmation of acceptance by the directors, in the respective beneficial capacity, has now been received. Clearance was given in terms of paragraph 3.66
In accordance with the provisions of the Scheme and on implementation of the transaction approved by shareholders of the company in general meeting on 13 April 2007 relating to the disposal by the company of its entire business as a going concern to a wholly-owned subsidiary of Steinhoff International Holdings Limited ("Steinhoff"), as set out in the circular to shareholders dated 22 March 2007, these share rights will be absorbed on the basis of a 2 : 1 ratio within Steinhoff for the equivalent of rights / options in respect of Steinhoff shares.
J V RADNAY
COMPANY SECRETARY
Sponsor
PSG Capital
Date: 26/04/2007 15:39:01 Produced by the JSE SENS Department.

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UTR - Unitrans Limited - Confirmation of grant of **30 Apr 2007**

UTR
UTR
UTR - Unitrans Limited - Confirmation of grant of share rights
UNITRANS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1967/003403/06)
Share Code : UTR
ISIN Number : ZAE000007670
("Unitrans" or "the Company")
CONFIRMATION OF GRANT OF SHARE RIGHTS
At the second annual general meeting of shareholders held on 24 November 2006, shareholders approved the entering into of the Unitrans Limited Executive Share Rights Scheme ("the Scheme").
In terms of the Scheme, share rights over ordinary shares of 10 cents each in Unitrans were granted to the Company secretary on 14 December 2006:

Company Secretary	No. of Unitrans Shares over which rights granted
J V Radnay	12 492

Pursuant to the lifting of the cautionary announcement which was in place at the time of this grant, confirmation of acceptance by the Company Secretary, in her beneficial capacity, has now been received. Clearance was given in terms of paragraph 3.66.
In accordance with the provisions of the Scheme and on implementation of the transaction approved by shareholders of the company in general meeting on 13 April 2007 relating to the disposal by the company of its entire business as a going concern to a wholly-owned subsidiary of Steinhoff International Holdings Limited ("Steinhoff"), as set out in the circular to shareholders dated 22 March 2007, these share rights will be absorbed on the basis of a 2 : 1 ratio within Steinhoff for the equivalent of rights / options in respect of Steinhoff shares.
J V RADNAY
COMPANY SECRETARY
Sponsor
PSG Capital
Date: 30/04/2007 10:24:02 Produced by the JSE SENS Department.

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END